Exhibit 99.1

Rail Vision Demos AI-Based Obstacle Detection Technology for a Class 1 North American Railroad Operator

Collaborating with strategic partners, Rail Vision demonstrated field applicability of integrated technologies for autonomous switching yard operations

Ra’anana, Israel – January 9, 2023 – Rail Vision Ltd. (the “Company”) (Nasdaq: RVSN), a technology company that is seeking to revolutionize railway safety and the data-related market, today announced the successful demonstration of the field applicability of its innovative Switch Yard System for a Class 1 North American railroad.

“Our AI-based obstacle detection technology is a key enabling technology for the future of autonomous train operations,” commented Rail Vision CEO Shahar Hania. “The integration of our Switch Yard System with driverless locomotive technology creates opportunities for a broader application of autonomous switching operations that could ultimately increase capacity and throughput for railroad operators.”

The demonstration showcased Rail Vision’s technology on an SD40 locomotive equipped with autonomous driving technology and an advanced electronic air brake system. In wet and foggy weather, Rail Vision’s obstacle detection system enabled the locomotive to efficiently navigate numerous challenging obstacles during both conventional and autonomous operations, identifying and providing the distance to people, cars, and rail equipment, as well as determining the alignment of switch points. The demonstration achieved GoA4 status. GoA4, which requires no on-train staff, is the highest level of automated train operations.

Rail Vision’s Switch Yard System uses electro-optic sensors (including thermal and day camera) combined with AI and machine learning Advance Driver Assistance System (ADAS) solutions to overcome limited vision issues, expanding the range of sight, and decreasing downtime, while increasing punctuality, efficiency, and safety. Rail Vision’s solutions address critical issues within the industry with its cutting-edge AI-based Obstacle Detection System (ODS), enabling rail operators to navigate obstacles and accidents, high operational costs, lack of personnel, capacity, and maintenance issues, heavy traffic on the tracks, extensive driving distances, and harsh weather conditions easily and swiftly.

“We anticipate completing a more in-depth follow-on demonstration before launching an official proof-of-concept pilot program for this Class 1 railroad,” added Hania. “Rail Vision is positioned for a breakout year in 2023 as our technology continues to gain traction with major customers globally.”

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses that it anticipates completing a more in-depth follow-on demonstration before launching an official proof-of-concept pilot program for this Class 1 railroad, and that it is positioned for a breakout year in 2023 as its technology continues to gain traction with customers. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on May 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:

Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
RVSN@redchip.com

SOURCE: Rail Vision Ltd.